Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated January 18, 2012

Relating to the Preliminary Prospectus Supplement

Dated January 18, 2012 and

Registration Statement No. 333-175326

Hudson Pacific Properties, Inc.

8.375% Series B Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per share)

Pricing Term Sheet

Issuer	Hudson Pacific Properties, Inc.

Size	2,000,000 shares (2,300,000 shares if the overallotment option is exercised in full)

Pricing Date	January 18, 2012

Settlement Date	January 23, 2012

Maturity	Perpetual

Public Offering Price	$25.1861 per share, including accrued dividends; $50,372,200 total (not including overallotment option)

Dividend	8.375% per annum (or $2.09375 per annum per share)

Step-Up Dividend	12.375% per annum (or $3.09375 per share) if either the series B preferred stock (or preferred stock of the surviving entity that is issued in exchange for the series B preferred stock) or the common stock of the surviving entity, as applicable, is not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system)

Dividend Payment Dates	On or about each March 31, June 30, September 30 and December 31, commencing on March 31, 2012

Yield (including accrued dividend)	8.313%

Yield (excluding accrued dividend)	8.375%

Liquidation Preference	$25 per share plus accrued and unpaid dividends

Optional Redemption	On and after December 10, 2015, redeemable in whole or in part at a redemption price equal to $25 per share plus any accrued and unpaid dividends

Special Optional Redemption	If at any time following a change of control either the series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for the series B preferred stock) or the common stock of the surviving entity, as applicable, is not listed on the NYSE or quoted on NASDAQ (or listed or quoted on a successor exchange or quotation system), the series B preferred stock is redeemable in whole but not in part, within 90 days after the first date on which both the change of control has occurred and either the series B preferred stock (or any preferred stock of the surviving entity that is issued in exchange for the series B preferred stock) or the common stock of the surviving entity, as applicable, is not so listed or quoted, for cash at $25 per share, plus accrued and unpaid dividends (whether or not declared) to, but not including, the redemption date.

CUSIP / ISIN	444097 208 / US4440972085

Listing	The series B preferred stock currently trades on the NYSE under the symbol “HPP Pr B.” The issuer has filed an application to list the shares of the series B preferred stock sold in this offering on the NYSE under the same symbol.

Joint Bookrunning Managers	Wells Fargo Securities, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc.

Pro Forma Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

After giving effect to this offering and the use of the net proceeds as set forth under “Use of Proceeds” in the Preliminary Prospectus Supplement, our ratio of earnings to combined fixed charges and preferred dividends on a pro forma basis for each period presented would have been as follows:

	Pro Forma Consolidated
	Nine Months Ended September 30, 2011		Year Ended December 31, 2010
Ratio of Earnings to Fixed Charges	1.21	x	0.85	x
Ratio of Earnings to Fixed Charges and Preferred Dividends	0.64	x	0.51	x

The computation of ratio of earnings to fixed charges indicates that earnings were inadequate to cover fixed charges on a pro forma basis by approximately $1.1 million for the year ended December 31, 2010.

The computation of ratio of earnings to fixed charges and preferred dividends indicates that earnings were inadequate to cover fixed charges and preferred dividends on a pro forma basis by approximately $7.0 million for the nine months ended September 30, 2011 and by $6.1 million for the year ended December 31, 2010.

* * *

The issuer has filed a registration statement (including a prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-326-5897.